Filed by ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Eclipsys Corporation

Commission File No.: 000-24539

The following email was delivered to certain employees of Allscripts on June 16, 2010:

One week ago today we announced our proposed merger with Eclipsys. We wanted to provide you a few updates on the reaction we are seeing in the market and point you to some tools that you can use.

In the News:

As you’ve likely seen, there has been a lot of coverage of our announcement. Here are a few of the highlights in the press:

Health-Care IT Providers to Merge in $1.35 Billion Deal

Wall Street Journal

By Anupreeta Das

9 June 2010

http://online.wsj.com/article/SB10001424052748703302604575295482610823318.html

Health-care IT providers AllscriptsMisys Healthcare Solutions Inc. and Eclipsys Corp agreed to merge in an all-stock deal valued at about $1.3 billion, creating an entity whose combined technology will make it easier for hospitals, nursing homes and doctors’ offices to share patients’ health information electronically.

Under the terms of the deal, announced Wednesday, Eclipsys shareholders will receive 1.2 Allscripts shares for each Eclipsys share. That’s a 19.4% premium to Eclipsys’s Tuesday closing price of $18.51.

Chicago-based Allscripts currently offers software and other IT-related solutions to doctors’ offices, while Eclipsys focuses on providing similar services to hospitals and nursing homes.

Allscripts Chief Executive Glen Tullman will lead the combined company, and Phil Pead, president and chief executive of Eclipsys, will be its chairman.

“The merger of Allscripts and Eclipsys creates one company with the scale, breadth of applications and client footprint to bring that vision to life by connecting providers in hospitals, physician practices and post-acute organizations across the country,” said Mr. Tullman in a statement.

The combined company will reach one out of every three U.S. doctors as well as one-third of all U.S. hospitals that have 200 or more beds.

More and more health-care providers are expected to adopt electronic health records to avail themselves of $30 billion in financial incentives beginning next year, under the Obama administration’s stimulus package.

The merger of Allscripts and Eclipsys is timed to take advantage of this huge change in the way doctors and hospitals access their patients’ health information, people familiar with the matter said.

As part of the deal, Allscripts plans to buy back shares from Misys, a U.K.-based information services company that owns 55% of Allscripts.

Misys will also sell a portion of its Allscripts shares through a secondary offering, leaving it with a roughly 10% stake in the combined company, people familiar with the matter said.

UBS is acting as financial adviser to Allscripts, Perella Weinberg is advising Eclipsys and Credit Suisse is advising Misys.

Allscripts Will Be All Right

Barron’s

By Alexander Eule

9 June 2010

http://online.barrons.com/article/SB127603513238203063.html

IN THE COMING MONTHS, the Obama administration is set to launch a significant incentive program to spur the development of electronic health records.

Wednesday morning, Allscripts-Misys Healthcare Solutions (ticker: MDRX) and Eclipsys (ECLP), two health-care software providers, announced they would combine, hoping to better take advantage of the new funds and the changing health-care landscape.

While the $1.3 billion deal should ultimately help both companies, the market is adjusting for the complexities of the transaction. Shares of Allscripts are off 9.2% today to $16.72, while Eclipsys is up 1.1% to $18.72. Under terms of the transaction, Allscripts will offer 1.2 shares for every share of Eclipsys stock, representing a 19% premium to Tuesday’s closing price.

Most of the weakness in Allscripts’ stock likely stems from U.K.-based Misys’ decision to reduce its stake in the company. Through a secondary offering and share buyback, Misys will slash its Allscripts stake from 55% to 10%.

But, in the long term, the weakness in Allscripts’ stock should prove to be mere noise.

The health-care information technology market is about to see a massive influx of funds, thanks to an incentive program established in the February 2009 stimulus package. As part of the legislation, the Department of Health and Human Services will pay up to $45 billion to doctors and hospitals that agree to buy software enabling electronic health records, according to Morgan Keegan analyst Jamie Stockton. The first payments begin in October and are likely to be spread out over the next three years.

The incentives have the ability to transform the market. Stockton estimates that the current physician software market is about $4 billion. With HHS promising up to $50,000 per physician, payments could total $20 billion to $25 billion.

“Allscripts is the best positioned in the physician-practice market to benefit from the government electronic health-record program,” Stockton says. “And given the valuation [for Allscripts], I think that people should be taking advantage of the pullback.”

Adjusting for the transaction and today’s selloff, Stockton estimates that Allscripts now fetches 17 to 18 times projected 2011 earnings estimates. Rival Quality Systems (QSII) trades closer to 25 times next year’s expected earnings, according to Thomson Reuters estimates.

Jefferies & Co. analyst Richard Close says Allscripts and Eclipsys complement each other nicely. While Allscripts has about 30% of the physician software market, Eclipsys is focused mainly on hospitals. The deal could, therefore, open new business at hospitals that are looking for compatibility with physician systems.

“From a strategic and competitive standpoint, the merger makes a ton of sense,” Close says.

Integrations often involve growing pains, Close adds, “but I think the two companies together are a much stronger company.”

Glen on CNBC’s Mad Money with Jim Cramer

Click on this link:

http://www.cnbc.com/id/15840232?video=1522893259&play=1

Set forth below is a transcript of the interview with Glen Tullman:

Cramer: How do you tell the difference between a broken stock and a broken company? Take Allscripts-Misys, MDRX, the healthcare technology company that makes the software used by doctors and hospitals to modernize their practices – like electronic filing, claims, prescribing systems. We liked the stock ever since Jan. 22, 2009. It was at $8.09 then; it’s up a 109 percent gain. But lately Allscripts the stock hasn’t been doing so hot. This is a company that could benefit from Obamacare, and it’s also a big Stimulus winner. It’s latest quarter was terrific, yet the stock has come down from $22.41 when we last spoke to the CEO on April 9, right after Allscripts reported its strong third quarter, to $16.80.

Now wait a sec, that’s a 25% decline. That’s worse than the S&P, which is down 7% during the same period. It is in line, though, with the more cautious position and stance that we took on the stock, because we said, post-Obamacare, the fizz will go flat.

What’s going on here? Do we have a buying opportunity in a broken stock with an intact underlying company, or should we be more concerned than that? There are a lot of things to like about Allscripts-Misys. The company serves a larger, underpenetrated market and has the largest distribution market in the business, products that cater to everything from big hospitals to small doctor’s offices, and there’s a lot to like about its most recent quarter. Plus there’s this $36.5 billion in incentives for doctors and hospitals to adopt electronic health records – major positive for this company. But while I like the long-term outlook here, I think, I got to tell you the stock will take some time to recover.

The reason? Last Wednesday Allscripts-Misys announced it is acquiring Eclipsys, another healthcare software play that helps doctors and nurses do their jobs better for $1.3 billion. And among other things the stock dropped 10% on the news. Now I like what this transaction will do ultimately for the business but when it comes to the stock we are facing a big, messy, multi-part process that could keep shares of this company in limbo for a while. In connection with this deal, Misys, which is a British company that owns a 55% stake in the combined Allscripts-Misys from back in March of 2008, is reducing its stake to 10%, and it’s going to do it through a secondary offering and a buyback from Allscripts before the Eclipsys deal happens.

Man, I don’t know. We got a lot of questions to ask. Is it worth it to hold onto the stock through the pain and the noise surrounding this deal? I don’t know. Let’s hear from Glen Tullman, the fabulous CEO of Allscripts-Misys, to learn more about the deal and what he thinks of the company’s prospects going forward.

Mr. Tullman, welcome back to Mad Money.

Tullman: Thanks, it’s great to be back on the show.

Cramer: I’m a seasoned pro in stocks. You know your business. I have to tell you I was working on this with Nicole, who’s my research associate, and we’ve been working literally, I’m not kidding you, I spent nearly four hours trying to understand the actual transaction you’re doing. And you know what? I’m still baffled. Which scares me because most people haven’t had the experience I’ve had. So I’m going to give you a chance to walk through the process and explain why there’s an opportunity here because I know you wouldn’t do this unless there were one.

Tullman: Well it’s a simple transaction. What we have is, we have Misys and we’re taking their ownership position down to enable us to effectuate a strategic transaction that’s going to be great for the company. What we end up with is a stronger company better positioned than ever, and if you recall, when you first bought into this stock, there was some confusion around the financial transaction. And what happened is those people who bought in, who took that buying opportunity benefited greatly. And we see that same opportunity here as we create an even better, even bigger company with more profitability. But the nature of the transaction, which is taking 55% down to less than 10% and buying Eclipsys, does have some people confused.

Cramer: Well why would I want to buy the stock when someone as big and smart as Misys wants out of the stock?

Tullman: Well, Misys is exiting the stock to allow Allscripts to pursue a strategic transaction. So they’re returning $1 billion to their shareholders – they’re still holding onto 8%. And the decision they had to make was, do they stay in this and invest more, as a British company with a banking industry that’s undervalued vis a vis our organization, or do they free us up to go pursue this strategic transaction. They made the right decision for their shareholders. We made the right decision longer term for our shareholders as well.

Cramer: But your stock during this period has gotten rocked right now and if I’m a shareholder I’m not happy right now.

Tullman: Well, again, I think you’ve held the stock for some time. Anyone who’s investing long term in our stock is going to see great appreciation. Because look at the numbers. This transaction allows us to create a better company. Think about it. It’s accretive 2011, it’s 40 to 45 million free cash flow, per quarter, created by this company., And last but not least, the runway of synergies once we get up to speed is about $40 million. So that’s very significant. Forty million a year, taking costs out, forty million on the bottom line, that’s what investors are looking for.

Cramer: But why buy now, I mean obviously you’ve got this big overhang.

Tullman: Well there’s not really an overhang. I mean, think of this as a secondary offering. It’s an opportunity for investors to get in, and this confusion that’s going on now is a great opportunity to get in before the market solidifies and Allscripts and the new company together can create even more wins and even better results, which we’ve done. We’ve executed.

Cramer: Does Misys think the combination wasn’t a good one between you and Misys?

Tullman: No. I think the combination was a great one and we performed and we added great value. Now they’re smart enough to know when to exit and return value to their shareholders and let us create new value by combining with Eclipsys.

Cramer: Yeah but wait a second. If I like the stock, I think they’re dumb, Glen. I live in a very simple world. If he’s the seller, I think he’s wrong, ‘cause I like the stock.

Tullman: Look, I’m not a seller and the fact of the matter is that we have a lot of long term shareholders who are very excited about the prospects of the company. How many companies do you have who’ve raised guidance and beat it a quarter later? We’re performing, we’re delivering on the promise. And what Americans want is a single health record. And what our clients are asking for is for us to connect hospitals, which Eclipsys has, and physician practices, which we have. The strategic merits of the transaction make this a home run for investors.

Cramer: I totally agree with you but it’s complex. You said it’s simple in the beginning but it’s complex. Had you told me that Allscripts was merging with Eclipsys, there’s nothing else going on, I would say records, computerization, powerhouse, which is what I think it ultimately will be, Glen.

Tullman: Right, well you should say that and investors should look at the company that we’re creating, which is the leader in the industry. And there’s another opportunity to double down on the stock and ride it forward.

Cramer: Excellent. Glen Tullman, CEO of Allscripts-Misys Healthcare Solutions, thank you for coming on the show and explaining it to us. I appreciate it.

Tullman: Thank you, always happy to be here.

Cramer: The guy has been bankable. I have to admit, I’m always uncomfortable being in situations that I don’t understand. So I understand how you could be concerned. But if we do think long term, the combination is more powerful than the current company. So I say, do the work, try to understand it, get comfortable with it, because I just learned myself how it’s going to work so I have to give you the same time to do that. And then maybe we’ll make a decision. After the break, I’ll try to make you more money.

Glen on CNBC

Click on this link:

<http://www.cnbc.com/id/15840232/?video=1517297754&play=1>

Set forth below is a transcript of the interview with Glen Tullman:

CNBC: Big merger in the healthcare world this morning. US healthcare software company Allscripts is buying rival Eclipsys. Deal valued at $1.3 billion. The new group will be in a better position to get government money for the adoption of electronic healthcare records. Here to tell us more about the deal, Glen Tullman, CEO and Chairman of Allscripts. Glen, good morning, thanks for being with us.

Glen Tullman: Good morning, happy to be here.

CNBC: So why is this a good idea?

Tullman: Well, it’s a great idea because first and foremost our clients are interested in having these two organizations together. We have Allscripts and Eclipsys, two of the leading software providers in one of the hottest markets in this country, and that is healthcare information technology. You mentioned that the government is spending $30 billion to encourage the adoption of our products. And we’re bringing these two companies together that can allow hospitals to connect with physicians. And ultimately that benefits all of us. It benefits payors, it benefits the cost of healthcare, taking the cost out, and it benefits the quality of healthcare.

CNBC: How does it take costs out of healthcare?

Tullman: Well essentially it eliminates duplicates. You know a great example, our head of sales was getting a shoulder X-ray at the hospital. They sent him to a specialist, part of the same hospital group. They had to do another shoulder X-ray, another $700 because they couldn’t share the information. If they were using Allscripts or Eclipsys they could have.

CNBC: They what? Wait a minute. That really happened?

Tullman: That really happened.

CNBC: This fellow couldn’t just say to them, excuse me, I just had a shoulder X-Ray, call them and get it?

Tullman: The problem is there’s so much information these days in these scans that it’s not like the old days where we picked up one X-Ray. These are multi-slice scans and to ship this information around you need sophisticated networks, so that’s what we provide. We provide those networks to some of the leading players in the country, folks like Columbia Presbyterian, or North Shore Long Island Jewish. All around the country healthcare is getting automated and it needs to because we have to improve the quality and the cost of healthcare. And you know we see that strength, we see the effect, even though the Stimulus has not yet taken place, we’re already starting to see it. In fact, while we raised our guidance last quarter, when we announced this agreement today we also announced that we actually will be exceeding the recent guidance we gave on sales, and we’ll be at the top end of our range on revenues and profit. So all good news from Allscripts, and this merger will push healthcare forward.

CNBC: Well we wish you the best of luck.

Tullman: Well thanks very much.

CNBC: And thank you for your time. Glen Tullman, Allscripts Healthcare Solutions Chairman and CEO.

Client Feedback:

And, as you can imagine, clients have given us feedback in response to our emails, calls and in-person visits. With that said, here is the one that best captured the value of bringing our two companies together:

Martin Padgett, CEO of Clark Memorial Hospital in an email to his employees:

“Webster’s dictionary defines a partner as one that is united with another or others in an activity or sphere of common interest. Simply put partners work together towards a common goal or objective...”

“…While it can certainly be said that we also have many partners within our vendor ranks, one that is certainly in the forefront is Eclipsys and our QUEST project with the goal of an ultimate complete electronic health record. While we all know that Eclipsys is the hospital partner on this objective, many would not know the name of the partner for an electronic health record in our Clark Physician Group offices. The answer to this question is Allscripts. On Wednesday June 9th, Eclipsys and Allscripts announced that they are becoming partners as one entity with the statement of One Network, One Platform, One Patient. We would all like to think that as leaders and participants in the selection process of independently choosing these two electronic health vendors we all predicted the future accurately to see this happening. I think what actually happened is that our process of diligently looking at the qualifications of vendors, and their focus on the patient resulted in the best solutions in both the hospital and physician setting. This new “partnership” will have the largest network of clients in the healthcare industry, with 180,000 physicians, 1,500 hospitals and 10,000 post acute care organizations. They will ultimately bring a single platform of clinical, financial, connectivity and information solutions. They will also be an even stronger partner to Clark Memorial Hospital…”

Tools You Can Use:

As you know, we’ve built a merger section on the intranet. You will find a bunch of good resources there including:

•

A client-facing slide deck – this is a subset of the Employee Town Hall deck that you can use to explain the proposed merger and its impact to clients, partners, prospects (as well as for just understanding it better yourself)

•

A place where you can submit questions – just click on the “Submit a Question” box. While we won’t respond individually to emails, we will be sure to read and post an updated FAQ document regularly as long as legal says we can!

•	A downloadable map of the client base – you probably saw this on the micro site, but it’s a great way to show the reach of the combined company.

What’s Next

Over the next week the Integration Team should be put in place with work stream leaders identified. At that point, we will be able to share a communications plan (how and how often we will update you on the process of bringing Allscripts and Eclipsys together).

Remember, visit the merger intranet site to ask questions and use the tools available to you to understand this merger.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving Allscripts-Misys Healthcare Solutions, Inc. (“Allscripts”) and Eclipsys Corporation (“Eclipsys”). In connection with the proposed transaction, Allscripts will file with the SEC a registration statement on Form S-4 and Allscripts and Eclipsys will mail a joint proxy statement/prospectus/information statement to their respective stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION,

INVESTORS AND STOCKHOLDERS ARE URGED TO READ CAREFULLY IN THEIR ENTIRETY THE JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER ALLSCRIPTS OR ECLIPSYS WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus/information statement will be mailed to Allscripts’ and Eclipsys’ stockholders. Investors and stockholders of Allscripts and Eclipsys will be able to obtain a free copy of the joint proxy statement/prospectus/information statement, as well as other filings containing information about Allscripts and Eclipsys, without charge, at the website maintained by the SEC (http://www.sec.gov). Copies of the joint proxy statement/prospectus/information statement and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus/information statement can also be obtained, without charge, on the investor relations portion of Allscripts’ website (www.allscripts.com) or the investor relations portion of Eclipsys’ website (www.eclipsys.com) or by directing a request to Allscripts’ Investor Relations Department at 222 Merchandise Mart Plaza, Suite 2024, Chicago, Illinois 60654, or to Eclipsys’ Investor Relations Department at Three Ravinia Drive, Atlanta, Georgia 30346.

Allscripts and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Allscripts’ directors and executive officers is available in Allscripts’ proxy statement for its 2009 annual meeting of stockholders and Allscripts’ Annual Report on Form 10-K for the year ended May 31, 2009, which were filed with the SEC on August 27, 2009 and July 30, 2009, respectively. Eclipsys and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Eclipsys’ directors and executive officers is available in Eclipsys’ proxy statement for its 2010 annual meeting of stockholders and Eclipsys’ Annual Report on Form 10-K for the year ended December 31, 2009, which were filed with the SEC on March 26, 2010 and February 25, 2010, respectively. Investors and stockholders can obtain free copies of these documents from Allscripts and Eclipsys using the contact information above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus/information statement and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Statements regarding the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, platform and product integration, the connection and movement of data among hospitals, physicians, patients and others, merger synergies and cost savings, client attainment of “meaningful use” and accessibility of federal stimulus payments, enhanced competitiveness and accessing new client opportunities, market evolution, the benefits of the combined companies’ products and services, the availability of financing, future events, developments, future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. These forward-looking statements are subject to a number of risks and uncertainties, some of which are outlined below. As a result, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Allscripts, Eclipsys or the combined company or the proposed transaction.

Such risks, uncertainties and other factors include, among other things: the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Eclipsys’ stockholders to approve the Merger Agreement; the failure of Allscripts’ stockholders to approve the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected synergies, efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; potential difficulties or delays in achieving platform and product integration and the connection and movement of data among hospitals, physicians, patients and others; the risk that the contemplated financing is unavailable; the risk that the Allscripts and Eclipsys businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; competition within the industries in which Allscripts and Eclipsys operate; failure to achieve certification under the Health Information Technology for Economic and Clinical Health Act could result in increased development costs, a breach of some customer obligations and could put Allscripts and Eclipsys at a competitive disadvantage in the marketplace; unexpected requirements to achieve interoperability certification pursuant to the Certification Commission for Healthcare Information Technology could result in increased development and other costs for Allscripts and Eclipsys; the volume and timing of systems sales and installations, the length of sales cycles and the installation process and the possibility that Allscripts’ and Eclipsys’ products will not achieve or sustain market acceptance; the timing, cost and success or failure of new product and service introductions, development and product upgrade releases; competitive pressures including product offerings, pricing and promotional activities; Allscripts’ and Eclipsys’ ability to establish and maintain strategic relationships; undetected errors or similar problems in Allscripts’ and Eclipsys’ software products; the outcome of any legal proceeding that has been or may be instituted against Allscripts, Misys plc or Eclipsys and others; compliance with existing laws, regulations and industry initiatives and future changes in laws or regulations in the healthcare industry, including possible regulation of Allscripts’ and Eclipsys’ software by the U.S. Food and Drug Administration; the possibility of product-related liabilities; Allscripts’ and Eclipsys’ ability to attract and retain qualified personnel; the implementation and speed of acceptance of the electronic record provisions of the American Recovery and Reinvestment Act of 2009; maintaining Allscripts’ and Eclipsys’ intellectual property rights and litigation involving intellectual property rights; risks related to third-party suppliers and Allscripts’ and Eclipsys’ ability to obtain, use or successfully integrate third-party licensed technology; and breach of Allscripts’ or Eclipsys’ security by third parties. See Allscripts’ and Eclipsys’ Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended May 31, 2009 and December 31, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to Allscripts’ and Eclipsys’ respective businesses. The statements herein speak only as of their date and neither Allscripts nor Eclipsys undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations.